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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48279

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Handelsbanken Markets Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara Hunter (212) 326-5153
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

FEB 2 4 2009

Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamara Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Handelsbanken Markets Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: N/A

FRANK DiORIO
Notary Public, State of New York
No. 01DI5018829
Qualified in Queens County
Commission Expires Oct. 12, 2009

Notary Public

Signature

TAMARA HUNTER, EXECUTIVE REPRESENTATIVE
HANDELSBANKEN MARKETS SECURITIES, INC.

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Handelsbanken Markets Securities, Inc.

We have audited the accompanying statement of financial condition of Handelsbanken Markets Securities, Inc. (the "Company"), a wholly owned subsidiary of Svenska Handelsbanken AB, as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Handelsbanken Markets Securities, Inc. a wholly owned subsidiary of Svenska Handelsbanken AB, as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 18, 2009

HANDELSBANKEN MARKETS SECURITIES, INC.

(A Wholly Owned Subsidiary of Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 7,286,970
Receivables from brokers and dealers, including clearing deposit of $50,000	1,162,974
Furniture and equipment, net	76,008
Prepaid income taxes	1,461,692
Deferred tax assets, net	32,281
Other assets	65,659
	$ 10,085,584
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to customers	$ 706,930
Due to affiliates	289,650
Accounts payable and accrued expenses	2,821,374
Total liabilities	3,817,954
Liabilities subordinated to claims of general creditors	2,000,000
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	2,599,990
Retained earnings	1,667,630
Total stockholder's equity	4,267,630
	$ 10,085,584

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Handelsbanken Markets Securities, Inc. (the "Company"), a wholly owned subsidiary of Svenska Handelsbanken AB (the "Parent"), was incorporated in the State of Delaware on January 9, 1995. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in equity brokerage services.

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly.

All domestic securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to the customers' securities.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all the Company's financial instruments are carried at, or approximate, fair value.

Receivable from and Payable to Customers

Amounts receivable from and payable to customers include monies due on cash and margin transactions.

Furniture and Equipment, net

Furniture and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5-7 years	Straight-line
Computer equipment	5 years	Straight-line

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade date-basis.

1. Nature of business and summary of significant accounting policies (continued)

Commission Income

The Company records commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In February 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal year. The Company is in the process of evaluating the effect, if any, the adoption of FSP No. 157-2 will have on its results of operation or financial position.

2. Furniture and equipment

Details of furniture and equipment at December 31, 2008 are as follows:

Furniture and fixtures	$ 88,656
Computer equipment	196,741
	285,397
Less accumulated depreciation	209,389
	$ 76,008

3. Liabilities subordinated to claims of general creditors

At December 31, 2008, the Company had a $2,000,000 subordinated loan agreement with its Parent which was in accordance with an agreement approved by FINRA. The subordinated loan matures on January 4, 2011 and bears interest at 3.82% per annum. Interest expense related to this loan was approximately $69,000 for the year ended December 31, 2008.

4. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement, pursuant to SEC Rule 15c3-1, in accordance with the Alternative Net Capital Requirement, which requires that the maintenance of minimum net capital shall not be less than $250,000. At December 31, 2008, the Company's net capital was approximately $4,336,000, which was approximately $4,086,000 in excess of its minimum requirement of $250,000.

5. Exemption from Rule 15c3-3

The Company operates pursuant to exemption (k)(2)(i) of Rule 15c3-3 of the SEC, and accordingly, settles all transactions on a delivery-versus-payment/receipt-versus-payment basis. Additionally, the Company has an introducing agreement with a clearing broker pursuant to section (k)(2)(ii).

6. Income taxes

The provision for income taxes consists of the following:

Current	
Federal	$ 81,079
State and local	50,854
	131,933
Deferred	
Federal	(18,758)
State and local	(8,956)
	(27,714)
	$ 104,219

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2008 are as follows:

Deferred tax assets, net:	
Depreciation	$ (29,091)
Vacation accrual	61,372
	$ 32,281

6. Income taxes (continued)

Deferred tax assets, net, at December 31, 2008 represents the anticipated federal, state and local tax benefits that are expected to be realized in the future upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, there are no valuation allowances recorded against the deferred tax assets at December 31, 2008.

7. Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of the brokers and dealers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. Related party transactions

During the normal course of business, the Parent provides and accounts for a portion of the Company's business activities.

For the year ended December 31, 2008, the Company received commission income of $9,292,319 from the Parent relating to transactions with the Parent and affiliates. Commissions receivable from the Parent amounted to $298,419 at December 31, 2008 and are included in receivables from brokers and dealers in the accompanying statement of financial condition. In addition, the Company clears all of its customer transactions in foreign securities through the Parent and affiliates. The related clearance fees charged by the Parent and affiliates amounted to $2,783,123 for the year ended December 31, 2008 and are included in floor brokerage, exchange, and clearance fees in the accompanying statement of operations.

Pursuant to a service agreement between the Company and Svenska Handelsbanken New York Branch (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to its daily operations. For the year ended December 31, 2008, expenses allocated to the Company by the Branch were approximately $959,000 and are included in the accompanying statement of operations. At December 31, 2008, the Company owed the Branch approximately $290,000, representing the December 2008 expenses paid by the Branch.

9. Employee benefit plan

Money Purchase Plan

The Company maintains a money purchase plan (the "Plan") which covers all current employees. Annual contributions to the Plan are at the sole discretion of the Company. During the year, the Company contributed 10% of each employee's annual salary, up to a maximum of $23,000 per employee, to the Plan. The Company incurred expenses of $309,398 for the year ended December 31, 2008 related to its contribution to the Plan, which is included in employee compensation and benefits in the accompanying statement of operations.

HANDELSBANKEN MARKETS SECURITIES, INC.
(A Wholly Owned Subsidiary of
Svenska Handelsbanken AB)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008